Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
QWICK MEDIA INC.
TO BE HELD AT THE OFFICES OF THE COMPANY, 3162 THUNDERBIRD CRESCENT, BURNABY, BRITISH COLUMBIA
ON TUESDAY, JUNE 25, 2013, AT 11:00 A.M. (PACIFIC TIME)

I/We being holder(s) of the Company hereby appoint:

Ross J. Tocher, the President and a Director of the Company, or failing this person, Greg Dureault, Senior Vice President and General Counsel of the Company, or in the place of the foregoing,  (print the name)   as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the shareholders of the Company (the “Meeting”) and at every adjournment or postponement thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment or postponement thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ________________________________________

PLEASE PRINT NAME: _______________________________________________

DATE SIGNED: _____________________________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions
(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold

 1. Appointment of Morgan LLP, Chartered Accountants as auditors of the Company for the year ended December 31, 2013 and to ratify their appointment as auditors of the Company for the year ended December 31, 2012
N/A

 2. To authorize the Directors to fix the Auditors’ remuneration for the financial year ended December 31, 2013 and to ratify the remuneration paid to the Auditors for the financial year ended December 31, 2012
N/A
3. To confirm that there is no maximum number of directors and that the board of directors may appoint additional directors in accordance with the Articles			N/A
4. To elect the following as Directors: Ross Tocher Barb Welsh Brian Petersen Ted Cowie		N/A N/A N/A N/A

 5. To confirm, ratify and approve all acts, resolutions, deeds and things done by and proceedings of the directors and officers of the Company on behalf of the Company since the last annual general meeting of the shareholders
N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a Company, by a duly authorized officer or representative of the Company; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder for the proxyholder to date this proxy on the date on which it is received by Clark Wilson LLP.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder) and simply sign, date and return the Instrument of Proxy.  Where no choice is specified by a Registered Shareholder with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;  OR appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.  If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll or ballat of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted the Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of Clark Wilson LLP, Attn: Lori McLellan, by courier, mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays in the Province of British Columbia) prior to the time of the Meeting, or adjournment or postponement thereof.  The mailing address of Clark Wilson LLP is 900 - 885 West Georgia Street, Vancouver, BC  V6C 3H1.  The fax number is 604.687.6314.